FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 23, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES FILING OF SHELF PROSPECTUS IN ISRAEL IN PREPARATION FOR DEBT OFFERING IN ISRAEL

Netanya, Israel – June 23, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (the "Company") announced that following its previous announcement, its Board of Directors has instructed the Company to prepare for a potential offering of two new series of debentures to the public in Israel only, in an aggregate principal amount of up to approximately NIS 300-400 million. The Company published today a shelf prospectus and an indenture relating to such shelf prospectus, or the New Indenture, after having received the Israeli Securities Authority, or ISA, and the Tel Aviv Stock Exchange, or TASE, approvals.

The New Indenture provides for additional undertakings the Company would be taking in regard to such new series, if offered by the Company, in addition to those previously undertaken by the Company in its Series F and G indenture, or the Existing Indenture, including: (1) in addition to being an event of default in its existing indenture, meeting the financial covenants  previously undertaken by the Company (a maximum net leverage ratio in excess of 5.0:1, or in excess of 4.5:1 for additional four consecutive quarters) would be a condition for dividend distribution; and (2) meeting such financial covenants would also be a condition for the issuance of additional debentures of each of the two new series.

The New Indenture contains substantially similar events of default to those found in the Existing Indenture, with the exception of certain new events of default that do not appear in the Existing Indenture as well as certain modifications to the events of default that are found in the Existing Indenture, including: (1) breach of the above limitation on dividend distributions; (2) the minimum amount required for triggering a cross default shall not apply to a cross default triggered by another series of debentures; (3) the existence of a real concern that the Company shall not meet its material undertakings towards the debenture holders; (4) the inclusion in the Company's financial statements during a period of two consecutive quarters of a note regarding the existence of significant doubt as to the Company's ability to continue as a going concern; and (5) breach of the Company's undertakings regarding the issuance of additional debentures.

The execution, timing, terms and amount of such contemplated offering have not yet been determined and are subject to further approval of the Company's Board of Directors, publication of a supplemental offering report and the prior approval of the TASE for the supplemental offering report. There is no assurance that such offering will be executed, nor as to its timing, terms or amount.

For additional details regarding the Company's debentures and the Existing Indenture, see the Company's annual report on Form 20-F for the year ended December 31, 2013 under "Item 5B. Liquidity and Capital Resources – Debt Service".

The contemplated offering described in this press release will be made, if made, only in Israel and only to residents of Israel. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering and the amount to be raised are subject to uncertainties and assumptions about the receipt of the TASE approval to the supplemental offering report, market conditions and sufficient offers received for an adequate interest rate. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	June 23, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary